Exhibit 99.1

Maris-Tech Secures $400,000 Repeat Order for Uranus-Based Situational Awareness Solution for Armored Fighting Vehicles

Fourth Consecutive Order Reinforces Maris-Tech’s Position as a Trusted Global Vendor

Rehovot, Israel, Feb. 12, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, has secured a $400,000 repeat order for its Uranus-based situational awareness solution (“Uranus”) for armored fighting vehicles (“AFV”). This marks the fourth consecutive order from this customer in the defense sector, further validating Maris-Tech’s reliability in delivering mission-critical solutions.

Designed to deliver 360° 3D situational awareness and advanced airborne threat protection, Uranus supports land defense missions, providing real-time alerts, ultra-low latency, and high-resolution video encoding. The solution addresses the growing need in the defense market for armored vehicles’ enhanced crew safety.

The systems from the three previous orders have been successfully deployed and are fully operational in the field, meeting the customer’s expectations.

“We are proud to once again be chosen to provide this cutting-edge solution,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We believe that the continued business from this valued customer is a strong testament to both the confidence in our Uranus technology and our ability to consistently meet mission-critical operational needs. We look forward to further strengthening this relationship in the future.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: the repeat order and future delivery of the Company’s products; the growing need in the defense market for armored vehicles’ enhanced crew safety; the Company’s ability to consistently meet mission-critical operational needs; and the possibility to further strengthening the Company’s relationship with this repeated costumer in the future. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and the Company’s other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com